UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Virtus-Newfleet Global Multi-Sector Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Pearl Street
Hartford, Connecticut 06103

Telephone Number (including area code): (860) 243-1574

Name and address of agent for service of process:

Kevin J. Carr, Esq.
Virtus Investment Partners, Inc.
100 Pearl Street
Hartford, Connecticut 06103

With copies of Notices and Communications to:

Alan R. Gedrich, Esq.
Stradley Ronon Stevens & Young, LLP
                2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                                NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Hartford and the state of Connecticut on the 9th day of September, 2011.

Virtus-Newfleet Global Multi-Sector Income Fund
                                                                 (REGISTRANT)

By     /s/ George R. Aylward
           George R. Aylward
                                                                          Sole Trustee

Attest:
                /s/ Kevin J. Carr
Kevin J. Carr